"Exemption No. 82-1357"

Continental

Continental Aktiengesellschaft

Press Release

SUPPL

02015647

...er appointed to Executive Board:

Dr. Alan Hippe becomes Finance Director of Continental AG

02 MAR -6 AM 8:21

Hanover, 26 February 2002. The Supervisory Board of Continental AG, Hanover, has appointed Dr. Alan Hippe (35) to the Executive Board of the company. He will be responsible for finances, controlling and legal affairs and is expected to start work in the latter half of 2002. The exact date when he will join is still subject to agreement with his current employer.

Hippe will take over the management of these areas from Klaus Friedland, who has so far been responsible both for finances and human resources, and who will in future concentrate on his function as Director for Human Resources and Personnel Director in the company, which has grown considerably in recent years.

Like his predecessor Hippe will concern himself in particular with debt repayment and in this respect will support and promote the focus of the Group on value creation.

After graduating in business studies from the University of Mannheim and gaining his doctorate from the University of Mainz, Dr. Alan Hippe started his career with AVECO Holding AG, Frankfurt, as manager of Group controlling and data processing systems. Since 1998 he has been responsible for managing the areas of controlling, finances and accounting at Fraport AG, the operating company of Frankfurt/Main airport. He was responsible, among other things, for looking after the IPO project which led to Fraport being listed on the stock exchange in 2001.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

dlw 3/6

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

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